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From: Barry, Ann M Sent: Wednesday, May 23, 2007 10:57 AM To: Freedman, Eric Subject: FW: NCCMT- Confirmation of Payment

From: Hilda Batlle [mailto:Hilda_Batlle@aon.com] Sent: Tuesday, September 19, 2006 1:30 PM To: Barry, Ann M Subject: NCCMT- Confirmation of Payment

Ann, please see below for your file. Thanks,

Hilda M. Batlle I Aon Financial Services Group
55 East 52nd Street, 33rd Floor
New York, NY 10055
P:212/441-1669 F: 847/953-2639 C:646/207-5441
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Forwarded by Hilda Batlle/NY/ARS/US/AON on 09/19/2006 01:29 PM
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findyk@chubb.com
	To:	ehalder@chubb.com
	cc:	Hilda Batlle <Hilda_Batlle@aon.com>, jekaye@chubb.com
09/19/2006 12:53 PM	Subject: Re: Fw: NCCMT- Confirmation of Payment

Chubb has received payment for this bond:

0081326269 North Carolina 07/01/06		A.P. 23,920.00

Thank you,
Felicia

Felicia Indyk
Premium Accounting Specialist
(908) 903-3263	Phone
(908) 903-3119	Fax

Thank you,
Felicia

Felicia Indyk
Premium Accounting Specialist
(908) 903-3263	Phone
(908) 903-3119	Fax

Ershad R
Halder/ChubbMail
To
09/19/2006 11:09		Felicia Indyk/ChubbMail@ChubbMail
AM		cc

Subject
Re: Fw: NCCMT- Confirmation of
Payment(Document link: Felicia
Indyk)

file://C:\Documents and Settings\a349858\Desktop\FW NCCMT- Confirmation of Payment.htm 05/23/2007

Felicia,

Correct Bond No. is 81326269. Thanks for providing the info. on the other Bonds.

Best Regards,

Peter

Felicia Indyk/ChubbMail	To
09/18/2006 04:29 PM	Ershad R Halder/ChubbMail@ChubbMail cc Subject Re: Fw: NCCMT- Confirmation of Payment(Document link: Ershad R Halder)

Hi Peter,

Bond number 81236269 is coming up as a surety item for a different insured in our system. Could you please verify the number and get back to me?

Thank you,
Felicia

Felicia Indyk
Premium Accounting Specialist
(908) 903-3263	Phone
(908) 903-3119	Fax

Ershad R
Halder/ChubbMail
To
09/18/2006 03:13		Felicia Indyk/ChubbMail@ChubbMail
PM		cc
Hilda Batlle
<Hilda_Batlle@aon.com>,
jekaye@chubb.com
Subject
Fw: NCCMT- Confirmation of Payment

Felicia,

Please see the below.

Thanks,

file://C:\Documents and Settings\a349858\Desktop\FW NCCMT- Confirmation of Payment.htm 05/23/2007

Peter

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Forwarded by Ershad R Halder/ChubbMail on 09/18/2006 03:10 PM
-----

Hilda Batlle <Hilda_Batlle@aon .com>	To ehalder@chubb.com, jekaye@chubb.com
09/18/2006 02:58 PM	cc Subject NCCMT- Confirmation of Payment

Peter/Jon,

Please confirm by reply to this e-mail that premium due for bond number 81236269 was received by Chubb. Thank you.

Hilda M. Batlle
__________________________________________________
AON CENTER • FINANCIAL SERVICES GROUP
55 East 52nd Street 33rd Floor, New York, NY 10055
Tel. (212) 441 1669 Fax. (212) 441 1924 Cell. (646) 207 5441
email: Hilda_Batlle@ars.aon.com

CONFIDENTIALITY STATEMENT: This email message, including any attachment(s), contains information that may be confidential. This information is intended only for the use of the individuals or entities listed above. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution, or action taken in reliance on the contents of these documents is strictly prohibited. If you have received this information in error, please notify sender immediately and arrange for the return or destruction of these documents.

file://C:\Documents and Settings\a349858\Desktop\FW NCCMT- Confirmation of Payment.htm 05/23/2007